

July 31, 2012

Via E-mail
Ms. Fabiana Chubbs
Chief Financial Officer
Eldorado Gold Corporation
1188 - 550 Burrard Street
Vancouver, BC, V6C 2B5
Canada

> **Re:** **Eldorado Gold Corporation**
> **Form 40-F for Fiscal Year Ended December 31, 2011**
> **Filed March 30, 2012**
> **File No. 001-31522**

Dear Ms. Chubbs:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 40-F for Fiscal Year Ended December 31, 2011

Exhibit 99.2 – Consolidated Financial Statements

Note 3.3 – Property, plant and equipment, page 15

1.   We note that you have several development properties and you disclose expenditures incurred on properties under development are capitalized within property, plant and equipment. Please expand your disclosure to address how you determine the beginning and ending of the development stage for your mines.

2.   We note from your Q1 2012 conference call that you are mining some saleable product during the development phase at one of your mines. Please expand your accounting

policy to discuss how you account for the sale of such product and the criteria used to determine whether it is an offset to capitalized mine development costs or income.

Note 3.4 – Exploration and evaluation expenditures, page 16

3.   We note your policy on exploration and evaluation expenditures and that you have expended $146.1 million on mine development and capitalized exploration expenditures in the year ended December 31, 2011. In future filings, please separately identify the amount and disclose where you present capitalized exploration and evaluation assets. Refer to paragraph 23 of IFRS 6.

4.   We note your policy that expenditures incurred on extensions of mineral properties which are already being mined or developed that increase production volume or extend the life or those properties are also capitalized. Please further clarify the criteria used to determine whether amounts are capitalized.

Note 3.19 – Revenue recognition, page 22

5.   We note your policy on provisionally priced sales of concentrate in your financial statements for the quarter ended March 31, 2012. Please tell us whether any of your sales arrangements prior to December 31, 2011 were based on provisional prices and, if so, how you accounted for those sales. Please expand your disclosure accordingly, or tell us why you believe no additional disclosure is necessary.

Note 30.3 – Seasonality/cyclicality of operations, page 48

6.   We note you disclose that you do not consider your operations to be of a seasonal or cyclical nature. However, we also note on your earnings conference call on May 4, 2012 you cite seasonality as a factor that affected your operations for the quarter ended March 31, 2012. Please revise your disclosure in future filings or tell us why no revisions are necessary.

Note 32 – Explanation of transition to IFRS

7.   To the extent that your primary financial statements reflect the use of the mandatory exceptions of IFRS 1, please identify for us the items or class of items to which the exceptions were applied and describe the accounting principle that was used and how it was applied. Refer to paragraph 13-17 and 23 of IFRS 1.

Exhibit 99.3 – Management's Discussion and Analysis

Capital Resources, page 17

8.   We note you disclose that $290.1 million of your $393.8 million balance of cash and cash equivalents were held in operating entities in China and Turkey as of December 31, 2011. We also note you have an established policy and history for paying dividends and substantially all of your revenue and income from operations are generated from foreign sources. Considering the items noted above and your disclosure on page 38 of your financial statements that you intend to indefinitely reinvest the $1.028 billion in unremitted earnings of foreign subsidiaries for the foreseeable future, please expand your disclosure to address your plans for future sources of cash necessary to pay for dividends, exploration and evaluation expenditures, development costs and capital expenditures in other jurisdictions, and administrative and corporate operating expenses.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   ·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   ·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact James Giugliano at (202) 551-3319, or Nasreen Mohammed at (202) 551-3773, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Acountant
Office of Beverages, Apparel, and
Mining